Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Uses Latest Intel Network Connectivity Technology to Provide
Unprecedented Performance for Customer Experience Management

Tel Aviv, Israel –September 9, 2014 − RADCOM Ltd. (NASDAQ: RDCM), a leading innovative customer experience management provider, today announced it has integrated Intel® Ethernet XL710 controller into RADCOM’s MaveriQ Customer Experience Management solution.

MaveriQ together with Intel’s new technology enables Service Providers to monitor Customer Experience on their network more efficiently by reducing the amount of hardware required. This solution provides unmatched scalability for service providers who need to manage the exponential growth in mobile broadband traffic on multi-terabit LTE and VoLTE networks.

MaveriQ uses Intel intelligent offload technology to take advantage of the computing power of the Intel® Xeon® processor and accelerations in the network controller as well as the Intel® Data Plane Developer Kit (Intel® DPDK) to achieve a dramatic packet processing performance advantage. Performance is boosted for both NFV-based and appliance-based MaveriQ deployments.

With the integration of this new technology, MaveriQ multi-technology probes now support 40 Gigabit Ethernet (40GbE) interfaces, enabling Service Providers upgrading their data centers to this technology to easily monitor 40GbE links thus reducing the need for costly Link Aggregators.

”We are excited to see the results of our close collaboration with Intel” said Eyal Harari, VP Products and Marketing. “MaveriQ’s unique software-based architecture enables RADCOM to take advantage of the Fortville technology and to deliver a quantum leap in performance, only 6 months after the product’s initial release.”

“Intel® Network Builders participants such as RADCOM have early access to new Intel technologies to give them the opportunity to bring new innovations to market quickly,” said Renu Navale, Ecosystem Program Manager for Intel’s Communications & Storage Infrastructure Group.  “By being a part of the program, RADCOM’s MaveriQ is able to fully support the Intel® Ethernet XL710 controller as soon as it is released in order to meet customers’ demand for increased performance in a virtualized environment.”

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.

Intel and Xeon are registered trademarks of Intel Corporation in the United States and other countries.